December 20, 2007
VIA EDGAR AND FACSIMILE
Larry Spirgel
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington D.C. 20549

Re:	Quepasa Corporation
Form 10-KSB for Fiscal Year Ended December 31, 2006 Filed March 17, 2007

Form 10-QSB for the Fiscal Quarters Ended September 31, 2007 File No. 1-33105
Dear Mr. Spirgel:
This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Quepasa Corporation (the “Company”): (i) Form 10-KSB for the fiscal year ended December 31, 2006, filed on March 17 2007; and (ii) Form 10-QSB for the Fiscal Quarters Ended September 30, 2007, as set forth in the Staff’s letter dated December 11, 2007. For your convenience, we have repeated your comments in our letter and the headings and paragraph numbers in our letter correspond to the headings and paragraph numbers in the Staff’s letter.
Comment 1
Form 10-KSB/A for the fiscal period ended December 31, 2006
Note 8-Restatement of Previously Issued Financial Statements, page F-19
1.	We note you had a second restatement in October 2007. Please disclose specifically why this restatement was necessary and how it is different from the previous April 2007 restatement. Your disclosure should be detailed and should quantify the change in each assumption in both restatements. Refer to your basis in accounting literature.
Response to Comment #1 Note 8-Restatement of Previously Issued Financial Statements.
In October 2007, management reviewed the assumptions applied in the Black-Scholes option pricing model that was used for the April 2007 restatement and determined that errors existed in the calculations used for the expected volatility rates. In the April restatement the major error in the calculation was in the expected term and the volatility which resulted in an adjustment of $3.5 million and of $1.4 million, respectively.

The expected volatility rate that is used in the Black-Scholes option pricing model is an “annualized standard deviation of the differences in the natural logarithms” of the company’s stock prices over a period of time (See SFAS 123, Appendix F, paragraph 400). In the April 2007 restatement, the calculation used for the expected volatility rates did not result in an annualized rate and created lower expected volatility rates. As a result of the calculation error in the expected volatility rates, the amount of the expense originally recorded in the April 2007 restatement was understated by $2.2 million in non-cash stock compensation expense for the fiscal year ended December 31, 2006. Management determined that the financial statements, as restated in April, were materially incorrect and determined that a restatement was necessary to fairly reflect the transaction in 2006 in accordance with Generally Accepted Accounting Principles (“GAAP”).
We use the simplified method to estimate the expected terms (See SAB 107, section D.2, question 6, and footnote 77). Upon review of the calculations used for the April 2007 restatement, we identified minor inconsistencies with the application of the expected terms calculation, which resulted in an additional $20 thousand in non-cash stock compensation expense in fiscal year ended December 31, 2006.
In future filings we will modify our financial statement disclosures in the December 31, 2007 10-KSB to provide additional detail and quantify the change in each assumption for both restatements.
Comment 2
Form 10-KSB for the fiscal period ended December 31, 2006
Products and Services, page 4
2.	We note your statement that for graphical advertising you earn revenue when an advertiser purchases advertising space within your website and impressions are delivered and that you recognize such revenue ratably over the contract period. In this regard, we did not see this type of disclosure on page F-9 where you discuss revenue recognition. Please advise.
Response to comment # 2 Product and Services:
All of our advertising revenue is recognized at the time the service is delivered (SAB 104). The document between the company and the customer that determines how our service is delivered is called an insertion order and is our agreement on how the service will be delivered and the period to be covered. We deliver our service in the following ways:
1)	Frequency of the ad placement- the number of times the ad is viewed by a user visiting the site;

2)	Clicks on an ad- specific click on an ad by the internet user;

3)	Impressions — the number of times the ad is displayed; and,

4)	Cost per thousand views (CPM).
In all the instances noted above, the amount to be billed is determined at the end of the month based on the specific delivery criteria noted above. The customer is billed based on the specific delivery of the advertisement. In addition, there is third party validation that the information provided to the customer to validate the service being billed has actually been delivered. While there may be contract periods covered by the agreement (insertion order), the actual billing will be based on the delivery of the service. For example, a customer wants to place an advertisement based on 10,000 impressions on our site over a three month period and the customer agrees to pay $10,000 dollars for those impressions. If we only deliver 5,000 impressions over the three month period we would only be able to bill the customer $5,000 as the 5,000 impressions were delivered. Conversely, if all the 10,000 impressions are delivered in the first two months, the revenue would be recognized and billed as the impressions are delivered over the two month period. The comment “the Company recognizes revenue ratably over the contract period” was NOT meant to refer to the actual revenue recognition but to the period the service COULD be delivered i.e. revenue is not recognized when the order is received, but as it is delivered over the contract period. In all instances the time period is a guideline for period of delivery and is not the overriding contract commitment as it relates to billing and revenue recognition. In future filings we will modify our description in the product and service section and revenue recognition to more accurately reflect how revenue is recognized.
Comment 3
Results of Operation, page 16
Revenues, page 16
We note that as of December 31, 2006 you have discontinued your performance based services. Tell us how you considered SFAS 144 with regard to your discontinued operations?
Response to comment # 3
SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. We generate revenue based on advertising and the performance based revenue is simply a different method of measuring and billing for advertising and does not represent a separate segment of business (see methods of delivering advertising in response #2 above). There was no such abandonment or sale of long-lived assets and all the assets continue to be used in the company’s operations. In future filings we will more clearly describe the change in the advertising delivery method.
Comment 4
Notes to Consolidated Financial Statements
Note 1 — Description of Business and Summary of Significant Accounting Policies, page F-8
Revenue Recognition, page F-9
4	We note that you recognize revenue for banner advertisements upon delivery. Please tell us why you believe it is appropriate to recognize banner advertisements upon delivery. Refer to your basis in accounting literature. In addition, it appears in your prior 10KSB for the fiscal year ended December 31, 2005 you state that “The Company recognizes revenue related to banner advertisements ratably over the contract period.” Please tell us why you have changed your revenue recognition policy. Tell us and quantify how this change effected your income statement.
Response to comment # 4; Revenue Recognition:
Revenue is recognized as the product or service is delivered in accordance with criteria set forth in SAB 104. “Based on these guidelines, revenue should not be recognized until it is realized or realizable and earned.” SFAS No. 5, paragraph 83(b) states that “an entity’s revenue-earning activities involve delivering or producing goods, rendering services, or other activities that constitute its ongoing major or central operations, and revenues are considered to have been earned when the entity has substantially accomplished what it must do to be entitled to the benefits represented by the revenues”. Paragraph 84(a) continues “the two conditions (being realized or realizable and being earned) are usually met by the time product or merchandise is delivered or services are rendered to customers, and revenues from manufacturing and selling activities and gains and losses from sales of other assets are commonly recognized at time of sale (usually meaning delivery)” . In addition, paragraph 84(d) states that “If services are rendered or rights to use assets extend continuously over time (for example, interest or rent), reliable measures based on contractual prices established in advance are commonly available, and revenues may be recognized as earned as time passes.”
The staff believes that revenue generally is realized or realizable and earned when all of the following criteria are met:
•	Persuasive evidence of an arrangement exists,

•	Delivery has occurred or services have been rendered,

•	The seller’s price to the buyer is fixed or determinable,

and,

•	Collectability is reasonably assured.
In all instances we have delivered and met the conditions set forth above. We have not changed our revenue recognition policy; however, we realize the disclosure may appear confusing and appear inconsistent. As noted above in response to comment 2, all forms of advertisement have measurable delivery to determine when service has been delivered, earned and when they should be recognized. In addition, there is third party validation of the service delivered for ourselves and the customer that is ultimately billed. The comment in 2005 “the Company recognizes revenue related to banner advertisement ratably over the contract period” was NOT meant to refer to the actual revenue recognition policy but to the period the service could be delivered, (i.e. revenue is not recognized when the order is received but ratably as delivered over the contract period). In future filings we will more clearly describe the revenue recognition policy for all advertisement. There was no change in the method that revenue was recognized and as a result there is no impact to disclose.
Comment 5
Note 5 — Stockholder’s Equity, page F-14
5	We note in October 2006 you entered into a series of transactions with an investor. One of the terms of the contract states that net cash payments made by the Company to fund the operations of the foundation will be recognized as a reduction in additional paid-in capital. During 2006, the Company made net cash payments of $69,293 to the foundation. In addition, through the six months ended June 30, 2007, the net cash outflows related to this foundation were $125 thousand per page 13 of your Form 10-QSB for the fiscal quarters ended June 30, 2007. In this regard, we were not able to see these reductions in additional paid-in capital. Please advise. In addition, tell us your basis in accounting for this transaction.

Response to comment 5 — Note 5 — Stockholder’s Equity
During 2006 the net cash payment of $69,293 was recorded as a reduction to paid-in capital and included as a net entry for the entire transaction in 2006, i.e. as a reduction of the total amount of $10,572,216 reflected in the Consolidated Statement of Changes of Stockholders’ Equity. The amount for the six months ended of $125,000 has also been netted by a receivable in the same amount for the estimated amount due from the foundation for Web services provided for the same period. In future filings we will modify our disclosure to more clearly reflect the details of the amounts included in additional paid-in capital.
The underlying business purpose for the series of transactions relating to the financing transactions in 2006 is related to capital raising activities. As such, each piece of the transaction should be accounted for consistently with the other parts of the transaction as if they were all part of one congruent transaction and are all reflected in the equity section of the financials.
Warrants
Comment 6
6	We note that you used the simplified method to estimate expected term. As such, your expected term was 0.25 years for warrant #1 and 5 years for warrants #2 and #3. In this regard, tell why you believe the simplified method is an appropriate method of estimating the term for these warrants. Refer to Section D.2, question 6 of SAB 107. In addition, tell us how you calculated the expected terms. In future filings please disclose the vesting terms of all warrants and stock options.
Response to comment 6
Due to a lack of relevant historical exercise experience and a lack of access to available alternative information at the time, management concluded that the simplified method defined in section D.2, question 6 of SAB 107 would result in a reasonable estimate for the expected terms of these warrants. In addition, based on our current expectations for additional capital requirements at the time these warrants were issued, the exercise prices of the warrants, and the volatility of our stock price, we expected these warrants to be exercised before the contractual term of these warrants. The expected terms were calculated as follows:
Expected term = ((vesting term + original contractual term) / 2)
The warrants vested immediately. Warrant #1 has a contractual term of 6 months, and warrants #2 and #3 have contractual terms of 10 years.
Warrant #1
0.25 = ((0 years + 0.5 years) / 2)
Warrants #2 and #3
5.0 = ((0 years + 10 years) / 2)
In future filings, we will disclose the vesting terms of all warrants and stock options.

Comment 7
7	We note that in December 2005 and January 2006 you issued warrants to investors in exchange for the exercise of warrants the investors were previously issued. Tell us how you accounted for this exchange of warrants. Refer to your basis in accounting literature.
Response to comment 7
Based on our review of the documentation of the transaction in December 2005 and January of 2006 and discussion with the prior auditor, we concluded that the warrants met the criteria for classification as equity instruments per EITF 00-19 (¶’s 9-32) and accounted for them accordingly. The amounts as calculated by the Black-Scholes options pricing model was netted in the capital accounts. There was no income statement or equity impact as the amount was considered a cost of raising capital and was included in the paid-in capital account as a net amount. In future filings we will modify our disclosure to set forth the amount of the Black Scholes calculated value of the warrants issued and the related treatment as a cost of the financing transaction.
Comment 8
8	We note that you issued two series of warrants to purchase 1,000,000 shares of common stock in October 2006. Tell us and disclose how you accounted for these warrants. Refer to your basis in accounting literature.
Response to comment 8
These warrants were issued as part of a series of transactions (see 5 above) to raise capital in October 2006. We concluded that the warrants met the criteria for classification as equity instruments per EITF 00-19 (¶’s 9-32) and accounted for them accordingly. The amounts as calculated by the Black-Scholes options pricing model was netted in the capital accounts. There was no PL impact as the amount was considered a cost of raising capital and was included in the paid-in capital account as a net amount. The 10-KSB for the year ended December 31, 2007 will be modified to set forth the amount of the Black Scholes calculated value of the warrants issued and the related treatment as a cost of the financing transaction. We will modify our financial statement disclosures in the December 31, 2007 10-KSB to disclose the accounting for the issuance of these warrants.
Form 10-QSB for the Fiscal Quarters Ended September 30, 2007
Recent Acquisition, page 16
9	It appears that on February 7, 2007, you purchased certain assets of corazones.com including all existing registered users, the domains, the existing operating system including the interface, and administrative and billing systems and all related logos and trademarks of the associated properties. Disclose the purchase price and tell us how you accounted for this transactions.

Response to comment 9
In February 2007, the Company acquired for $67,000 certain tangible and intangible assets of Corazones including its website domain name and 300,000 subscribers. The business combination was accounted for under the purchase method, and therefore, the consideration that was paid was allocated to assets acquired based on their fair value at the date of acquisition. The fair value of the trade name equaled or exceeded the consideration price that was paid, and therefore, the entire purchase price was allocated to the trade name. Per FAS 142 paragraph 16, the domain name is considered to have an indefinite life and shall not be amortized. In accordance with SFAS 142 paragraph 17, the asset will be tested for impairment as part of the 2007 closing and financial reporting process.
We acknowledge to the Staff that:
•	we are responsible for the adequacy and accuracy of the disclosure in our filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should the Staff have any additional questions or comments after reviewing this response letter, we would appreciate an opportunity to discuss these comments or questions with the Staff prior to the distribution of another comment letter. Please direct any questions concerning this letter to me at (480) 621-4364.
Very truly yours,
Quepasa Corporation
/s/ Michael D. Matte
Michael D. Matte
Executive Vice President and Chief Financial Officer